UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 29, 2015 (May 28, 2015)

Avago Technologies Limited

(Exact name of registrant as specified in its charter)

Singapore	001-34428	98-0682363
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Yishun Avenue 7 Singapore 768923	N/A
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (65) 6755-7888

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On May 28, 2015, Avago Technologies Limited, a limited company incorporated under the laws of the Republic of Singapore (“Avago”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Avago, Broadcom Corporation, a California corporation (“Broadcom”), Pavonia Limited, a limited company incorporated under the laws of the Republic of Singapore (“Holdco”), Safari Cayman L.P., an exempted limited partnership formed under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Holdco (“Partnership” or “New LP”), Avago Technologies Cayman Holdings Ltd., an exempted company incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of the Partnership (“Intermediate Holdco”), Avago Technologies Cayman Finance Limited, an exempted company incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Intermediate Holdco (“Finance Holdco”), Buffalo CS Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Finance Holdco (“Cash/Stock Merger Sub”), and Buffalo UT Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Finance Holdco (“Unit Merger Sub”), which provides for a proposed business combination transaction between Avago and Broadcom (the “Transaction”).

Structure of the Transaction. In the Transaction, subject to and upon the terms and conditions of the Merger Agreement and a scheme of arrangement to be implemented by Avago under Singapore law, (i) all issued ordinary shares of Avago as of immediately prior to the effective time of the Transaction will be exchanged on a one-for-one basis, for new ordinary shares of Holdco, a newly-formed holding company, and (ii) Broadcom will become an indirect wholly-owned subsidiary of Holdco upon the mergers of Cash/Stock Merger Sub and, if limited partnership units of Partnership are to be issued in connection with the Transaction in accordance with the Merger Agreement, Unit Merger Sub, with and into Broadcom, with Broadcom continuing as the surviving corporation of each such merger (collectively, the “Broadcom Merger”). As a result of the Transaction, both Avago and Broadcom will become indirect wholly-owned subsidiaries of both Holdco and the Partnership and their equity securities will cease to be publicly traded. Holdco, which will be renamed Broadcom Limited, will be the sole general partner of the Partnership and intends to apply to have its ordinary shares listed on NASDAQ, as is the case today with Avago ordinary shares and Broadcom Class A common stock.

Consideration to Broadcom Shareholders. As a result of the Broadcom Merger, each share of Broadcom common stock will be converted into the right to receive, at the election of each holder of such Broadcom common stock, and subject to pro-ration in accordance with the Merger Agreement as described below, cash or equity interests in either Holdco or the Partnership. Upon the terms and subject to the conditions set forth in the Merger Agreement, Broadcom shareholders will have the ability to elect to receive, with respect to each issued and outstanding share of Broadcom common stock: (a) $54.50 per share in cash, (b) 0.4378 freely-tradeable ordinary shares of Holdco, or (c) a restricted equity security that is designed to be the economic equivalent of 0.4378 ordinary shares of Holdco and will not be transferable or saleable for a period of one to two years after closing. The foregoing exchange ratios are fixed. Holders of shares of Class A and Class B common stock of Broadcom are entitled to elect to receive the same types and amounts of consideration per share. The shareholder election will be subject to a pro-ration mechanism, which is anticipated to result in payment in the aggregate of approximately $17 billion in cash consideration and the economic equivalent of approximately 140 million Avago ordinary shares (assuming no more than 50% of outstanding shares of Broadcom common stock elect restricted equity securities).

The restricted equity security will be either limited partnership interests in New LP or restricted shares in Holdco depending on whether a waiver letter is received from the Internal Revenue Service. Broadcom shareholders electing to receive restricted equity securities with respect to all or a portion of such holder’s shares of Broadcom common stock will receive restricted equity securities with respect to such shares. Broadcom shareholders electing ordinary shares of Holdco with respect to all or a portion of such holder’s shares of Broadcom common stock will receive their consideration with respect to such shares in the form determined as follows: (i) if ordinary shares and restricted equity securities are elected with respect to less than 50% of shares of Broadcom common stock outstanding, all ordinary shares of Holdco; (ii) if restricted equity securities are elected with respect to less than 50% of shares of Broadcom common stock outstanding, and aggregate ordinary shares and restricted equity securities are elected with respect to greater than 50% of shares of Broadcom common stock outstanding, a pro-rated amount of ordinary shares of Holdco and cash; or (iii) if restricted equity securities are elected with respect to greater than 50% of shares of Broadcom common stock outstanding, all cash. Broadcom shareholders electing cash with respect to all or a portion of such holder’s shares of Broadcom common stock will receive their consideration with respect to such shares in the form determined as follows: (i) if cash is elected with respect to less than 50% of shares of Broadcom common stock outstanding, all cash; or (ii) if cash is elected with respect to greater than 50% of shares of Broadcom common stock outstanding, a pro-rated amount of cash and ordinary shares of Holdco. Broadcom shareholders making no election with respect to a share of Broadcom common stock will be deemed to have elected cash with respect to such share. No restricted equity securities will be issued to any shareholder who has not elected to receive those securities.

Avago intends to fund the cash portion of the merger consideration with a combination of the cash on hand of both companies and committed debt financing, and also intends to refinance substantially all of Avago’s and Broadcom’s existing debt with committed debt financing.

Effect on Broadcom Equity Awards. At the effective time of the Transaction, each unvested Broadcom option and restricted stock unit will be converted into the right to receive, on the same terms and conditions as were applicable under such Broadcom option or restricted stock unit (including with respect to vesting), an equity award from Holdco appropriately adjusted to take into account the Transaction consideration. All vested Broadcom stock options and restricted stock units, after giving effect to any acceleration, will be cashed out at the effective time of the Broadcom Merger, except that any vested Broadcom option that is an underwater option will be cancelled for no consideration.

Effect on Avago Equity Awards. At the effective time of the Transaction, each outstanding Avago option and restricted share unit will be converted into the right to receive, on the same terms and conditions as were applicable under such Avago option or restricted share unit (including with respect to vesting and, in case of Avago options, exercise price), an equity award from Holdco in respect of the same number of Holdco ordinary shares as were subject to, and on the same terms as, the underlying Avago option or restricted share unit.

Conditions to the Transactions. Consummation of the Transaction is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including approval of the Transaction by Avago shareholders and Broadcom shareholders, respectively, the expiration or termination of the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of regulatory clearance under certain foreign anti-trust laws. Consummation of the Transaction is also subject to satisfaction or waiver of other customary closing conditions, including (i) the absence of any law or order prohibiting or restraining the Transaction or any law making the consummation of the Transaction illegal, (ii) there being no event that has or would reasonably be expected to have a material adverse effect on either Avago or Broadcom, (iii) subject to certain exceptions, the accuracy of the representations and warranties made by Avago and Broadcom, respectively, in the Merger Agreement and (iv) performance by Avago and Broadcom of their respective obligations under the Merger Agreement.

Termination Rights. Avago and Broadcom may each terminate the Merger Agreement under certain circumstances, and in connection with the termination of the Merger Agreement under specified circumstances, Avago or Broadcom may be required to pay the other party a termination fee of $1.0 billion. Additionally, in the event that either Avago or Broadcom terminates the Merger Agreement as a result of the failure by either party’s shareholders to approve the Transaction, Broadcom or Avago, as the case may be, must pay the other party a fee of approximately $332.6 million.

Holdco Board of Directors. Pursuant to the Merger Agreement, effective as of the closing of the Transaction, the directors of Holdco will be the directors of Avago immediately before the closing, together with two directors of Broadcom designated by Avago, one of whom will be Dr. Henry Samueli, the Co-Founder, Chief Technical Officer and Chairman of the Board of Broadcom.

Representations, Warranties and Covenants. Avago and Broadcom have each made customary representations, warranties and covenants in the Merger Agreement, including, without limitation, covenants not to solicit alternative transactions or, subject to certain exceptions, not to enter into discussions concerning, or provide confidential information in connection with, an alternative transaction.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the full text of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is hereby incorporated by reference into this Item 1.01. The Merger Agreement and this summary are not intended to modify or supplement any factual disclosures about Avago or Broadcom or their respective subsidiaries, affiliates, businesses or equityholders, and should not be relied upon as disclosure about Avago or Broadcom without consideration of the periodic and current reports and statements that Avago or Broadcom file with the United States Securities and Exchange Commission (“SEC”). The terms of the Merger Agreement govern the contractual rights and relationships, and allocate risks, among the parties in relation to the transactions contemplated by the Merger Agreement. In particular, the representations and warranties made by the parties to each other in the Merger Agreement reflect negotiations between, and are solely for the benefit of, the parties thereto and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Avago acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Form 8-K not misleading in any material respect.

Support Agreements

Concurrently with the execution of the Merger Agreement, Dr. Henry T. Nicholas III and Dr. Henry Samueli have each entered into a Support Agreement with Avago (the “Support Agreements”) pursuant to which they agreed, among other things, to vote their shares in favor of the Transaction and against any competing transaction. An aggregate of 161,037 shares of Broadcom Class A common stock (representing approximately 0.03% of the outstanding shares of Broadcom Class A common stock) and 48,729,358 shares of Broadcom Class B common stock (representing approximately 99.5% of the outstanding shares of Broadcom Class B common stock) are subject to the Support Agreements. The foregoing description of the Support Agreements is qualified in its entirety by reference to the full text of the Support Agreements, copies of which are attached hereto as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

  (d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated May 28, 2015, by and among Pavonia Limited, Avago Technologies Limited, Safari Cayman L.P., Avago Technologies Cayman Holdings Ltd., Avago Technologies Cayman Finance Limited, Buffalo CS Merger Sub, Inc., Buffalo UT Merger Sub, Inc. and Broadcom Corporation

99.1	Support Agreement, dated as of May 28, 2015, by and among Pavonia Limited, Avago Technologies Limited, Broadcom Corporation and Dr. Henry T. Nicholas III (together with certain of his affiliated entities)

99.2	Support Agreement, dated as of May 28, 2015, by and among Pavonia Limited, Avago Technologies Limited, Broadcom Corporation and Dr. Henry Samueli (together with certain of his affiliated entities)

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Avago, Broadcom, Holdco, the Partnership, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Avago and Broadcom, as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements.

Factors which could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of Avago or Broadcom for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to

*

Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. Avago agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Broadcom’s and Avago’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K, respectively, and Broadcom’s and Avago’s more recent reports filed with the SEC. Neither Broadcom nor Avago undertakes any intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

Holdco will file with the SEC a registration statement on Form S-4, which will include the joint proxy statement of Avago and Broadcom that also constitutes a prospectus of Holdco and Partnership (the “joint proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AVAGO, Broadcom, HOLDCO, THE PARTNERSHIP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or the Partnership) or Broadcom Investor Relations at andrewtp@broadcom.com (for documents filed with the SEC by Broadcom).

Participants in the Solicitation

Avago, Broadcom, Holdco and the Partnership and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Avago and Broadcom in respect of the proposed transactions contemplated by the joint proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Avago and Broadcom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information regarding Avago’s directors and executive officers is contained in Avago’s Annual Report on Form 10-K for the year ended November 2, 2014 and its Proxy Statement on Schedule 14A, dated February 20, 2015, and information regarding Broadcom’s directors and executive officers is contained in Broadcom’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 29, 2015

Avago Technologies Limited

By:	/s/ Anthony E. Maslowski
Name:	Anthony E. Maslowski
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated May 28, 2015, by and among Pavonia Limited, Avago Technologies Limited, Safari Cayman L.P., Avago Technologies Cayman Holdings Ltd., Avago Technologies Cayman Finance Limited, Buffalo CS Merger Sub, Inc., Buffalo UT Merger Sub, Inc. and Broadcom Corporation

99.1	Support Agreement, dated as of May 28, 2015, by and among Pavonia Limited, Avago Technologies Limited, Broadcom Corporation and Dr. Henry T. Nicholas III (together with certain of his affiliated entities)

99.2	Support Agreement, dated as of May 28, 2015, by and among Pavonia Limited, Avago Technologies Limited, Broadcom Corporation and Dr. Henry Samueli (together with certain of his affiliated entities)

*	Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. Avago agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.